SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 4, 2004, announcing 2004 Second Quarter Results.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  August 12 , 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued August 4, 2004

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Exhibit 1

ECTEL REPORTS RESULTS OF THE SECOND QUARTER OF 2004

Petah Tikva, Israel - August 4, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today reported financial results for the second quarter ended June 30, 2004.

Revenues for the second quarter of 2004 were $2.7 million compared to $3.3 million for the first quarter of 2004, and $5.4 million for the second quarter of 2003.

On a U.S. GAAP basis, net loss for the second quarter of 2004 was $12.2 million, or $0.68 per share compared to net income of $3.0 million, or $0.16 per share for the first quarter of 2004, and net loss of $13.8 million, or $0.77 per share, for the second quarter of 2003.

On a non-U.S. GAAP basis, excluding a one-time $3.7 million restructuring charge and a $2.2 million non-cash goodwill impairment charge, net loss for the second quarter of 2004 was $6.4 million, or $0.35 per share. Net loss for the first quarter of 2004 on a non-U.S. GAAP basis, excluding income of $12.2 million from the Company`s discontinued Government Surveillance business, was $9.3 million, or $0.52 per share.

strengthen our Board of Directors, including Harel Beit-On who joined us as our Chairman of the Board."

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Wednesday, August 4, 2004 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/2 2004 Earnings Results Conference call, reservation number 740922:

In the United States:
888-428-4471

In Israel:	1-800-227-297 or 03-918-0610
In the United Kingdom:	0-800-917-5108
In Germany:
0-800-182-6846

All Other International Callers:	+1-612-288-0329

A digitalized replay will be available from 1:30 pm ET on August 4, 2004 until midnight ET August 11, 2004.  To access the replay, please dial:
In the United States:	800-475-6701
(i)               Access Code:  740922

In Israel:	03-925-5929
(ii)              Access Code:  None

All Other International Callers:	+1-320-365-3844
(iii)            Access Code:  740922

- end - -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the restructuring plan, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6112	Tel: 954-351-4492
Fax: +972-3-926-6103	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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ECtel Ltd.
Consolidated Statements of Income
$ in thousands except share and per share data

Three months ended June 30,	Six months ended June 30,
2004	2003	2004	2003
(Unaudited)	(Unaudited)
Revenues	2,683	5,430	6,009	15,419

Cost of revenues	2,261	3,646	5,194	8,655
Inventory write-off	136	-	915	-
Gross profit (loss)	286	1,784	(100)	6,764

Research and development costs, net	1,648	2,097	3,413	4,356
Selling and marketing expenses	2,640	3,304	5,578	6,890
General and administrative expenses	2,515	3,667	6,775	7,602
Restructuring expenses	3,681	-	3,681	-
Goodwill impairment	2,186	6,019	2,186	6,019

Operating loss	(12,384)`	(13,303)`	`	(21,733)	(18,103)

Financial income, net	(101)	(62)	(95)	(103)
Other expenses (income), net	(31)	`	2	(31)	(5)

B.     Loss before tax

(12,252)	(13,243)	(21,607)	(17,995)

Taxes on income	(2)	46	(69)	62

C.    Net loss from continuing operations

(12,250)	(13,289)	(21,538)	(18,057)

D.    Net Income (loss) from discontinued operations

22	(466)	12,260	458

E.     Net loss

(12,228)	(13,755)	(9,278)	(17,599)

Earnings (loss) per share:
Basis and diluted earnings (loss) per share for:
Continuing operations	(0.68)	(0.74)	(1.19)	(1.01)
Discontinued operations	0.00	(0.03)	0.68	0.03

F.     Basic and diluted loss per share

(0.68)	(0.77)	(0.51)	(0.98)

Weighted average number of shares outstanding used to compute basic and diluted earnings (loss) per share	18,112,146	17,958,648	18,083,017	17,944,626
ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

June 30,	March 31,	December 31,
2004	2004	2003
Unaudited	Unaudited	Audited

Assets

Current assets:

Cash and cash equivalents (including marketable bonds)	46,037	56,282	27,964
Short term deposit & marketable securities	2,300	300	2,006
Receivables:
Trade	19,606	21,833	29,940
Other	1,486	7,180	3,378
Related parties	114	138	35
Recoverable costs and estimated
earnings, not yet billed	0	0	7,175
Inventories	4,590	5,210	6,386

Total current assets	74,133	90,943	76,884

Long-term marketable securities	5,208	5,239	6,271

Long-term receivables and deposits, net of current maturities	658	690	786

Property, plant and equipment
Cost	6,200	10,786	10,438
Less - accumulated depreciation	3,160	6,556	6,265

3,040	4,230	4,173

Goodwill	8,143	10,329	10,329

Other assets	539	661	727

Assets - discontinued operations	0	0	2,337

Total assets	91,721	112,092	101,507

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	June 30,	March 31,	December 31,
	2004	2004	2003
	Unaudited	Unaudited	Audited

Liabilities and shareholders` equity

Current liabilities:

Trade payables	3,592	3,648	5,687
Related parties	332	357	649
Other payables and accrued liabilities	19,259	28,346	17,587
Total current liabilities	23,183	32,351	23,923

Long-term liability:
Liability for employee severance benefits, net	1,672	647	826
Liabilities - discontinued operations	0	0	735

Total liabilities	24,855	32,998	25,484

Shareholders` equity:
Share capital	213	213	213
Capital surplus	72,579	72,579	72,458
Retained earnings (deficit)	(5,926)	6,302	3,352

Total shareholders` equity	66,866	79,094	76,023

Total liabilities and shareholders` equity	91,721	112,092	101,507

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